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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of     June, 2000
                                            -----------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X                Form 40-F
                         -------                        -------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                        No    X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                      -------


Description of document filed:  DEALINGS BY DIRECTORS'
                                ----------------------

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AMVESCAP PLC
608599
IMMEDIATE RELEASE  20 JUNE 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                           2)  NAME OF DIRECTOR

     AMVESCAP PLC                                  MICHAEL J. CEMO
 ...............................................................................
3)   Please state whether                      4)  Name of the registered
     notification indicates                        holder(s) and, if more
     that it is in respect                         than one holder, the
     of holding of the                             number of shares held
     Director named in 2                           by each of them. (If
     above or holding of                           notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN                      AS 2
     2 ABOVE.
 ...............................................................................
5)   Please state whether notification         6)  Please state the nature
     relates to a person(s) connected              of the transaction and
     with the Director named                       the nature and extent of
     in 2 above and identify                       the directors interest
     the connected person(s).                      in the transaction.

     AS 3 ABOVE
                                                   GIFT TO CHARITY
 ...............................................................................
7)   Number of shares/amount                   8)     (  .%)
     of stock acquired                             of issued Class

            -

9)   Number of shares/amount                   10)    (0.004%)
     of stock disposed                             of issued Class

          25,250
 ...............................................................................
11)  Class of security                         12) Price per share

     ORDINARY SHARES                                   N/A
 ...............................................................................
13)  Date of transaction                       14) Date company informed

        19 JUNE 2000                                  19 JUNE 2000
 ...............................................................................

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15)  Total holding following                   16) Total percentage holding
     this notification                             of issued class following
                                                   this notification

           7,447,389                                       1.10%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)        Date of grant                       18) Period during which or
                                                   date on which exercisable

               -                                            -
 ...............................................................................
19)        Total amount paid (if any)          20) Description of shares or
           for grant of the option                 debentures involved:
                                                   class, number

               -                                            -
 ...............................................................................
21)        Exercise price (if fixed            22) Total number of shares or
           at time of grant) or                    debentures over which
           indication that price is                options held following
           to be fixed at time of                  this notification
           exercise

               -                                            -
 ...............................................................................
23)        Any additional information          24) Name of contact and tele-
                                                   phone number for queries

               -                                   ANGELA TULLY
                                                   020 7454 3652
 ...............................................................................
25)        Name and signature of                   ANGELA TULLY
           authorised company                      AMVESCAP PLC
           official responsible                    ASSISTANT COMPANY SECRETARY
           for making this
           notification

           Date of Notification  20 JUNE 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                       ------------------------------
                                                (Registrant)

Date  20 June, 2000                    By /s/ ANGELA TULLY
      -------------                       ---------------------------
                                                 (Signature)

                                          Angela Tully
                                          Assistant Company Secretary